

Mail Stop 3030

October 21, 2009

Via U S Mail and FAX [(724) 654-3300]

Thomas Granville
Chief Executive Officer
Axion Power International, Inc.
3601 Clover Lane
New Castle, Pennsylvania 16105

> **Re:** **Axion Power International, Inc.**
> **Form 8-K for Item 4.01**
> **Filed October 6, 2009**
> **File No. 000-22573**

Dear Mr. Granville:

We have completed our review of your Form 8-K and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief